

SembCorp
Industries

Rule 12g3-2(b) File No. 825109

14 December 2001


02002777

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed is an announcement submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Linda Hoon (Ms)
Group Company Secretary

Enclosure

9 Bishan Place #08-00 Junction 8 Singapore 579837
Tel: (65) 356 3119 Fax: (65) 352 2583 Website: http://www.sembcorp.com.sg

MASNET No. 8 OF 14.12.2001
Announcement No. 8

SEMBCORP INDUSTRIES LTD

SembCorp Industries' engineering and construction subsidiary wins tunneling contract

SembCorp Engineers & Constructors together with Daewoo, in a 60-40 joint venture agreement, has received a $275m contract from the Land Transport Authority (LTA) to build a tunnel for the new Kallang/Paya Lebar Expressway.

The contract was announced on December 14, 2001 by LTA.

Works are scheduled to commence in early 2002 and is estimated to be completed in 2006.

BY ORDER OF THE BOARD

LINDA HOON SIEW KIN
GROUP COMPANY SECRETARY

Submitted by Linda Hoon Siew Kin, Group Company Secretary on 14/12/2001 to the SGX


SembCorp
Industries

Rule 12g3-2(b) File No. 825109

18 December 2001

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed is an announcement submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully



Linda Hoon (Ms)
Group Company Secretary

Enclosure

9 Bishan Place #08-00 Junction 8 Singapore 579837
Tel: (65) 356 3119 Fax: (65) 352 2583 Website: http://www.sembcorp.com.sg

MASNET No. 21 OF 18.12.2001
Announcement No. 21

SEMBCORP INDUSTRIES LTD

Correction to SembCorp Industries' announcement

Further to the masnet announcement issued on December 14, 2001, we wish to clarify that the contract secured by SembCorp Engineers & Constructors, together with Daewoo, from the Land Transport Authority is $257m, not $275m which was an error made in typing.

By Order Of The Board

Linda Hoon Siew Kin

Group Company Secretary

Submitted by Linda Hoon Siew Kin, Group Company Secretary on 18/12/2001 to the SGX


SembCorp Industries

02 JAN 30 AM 8:03

Rule 12g3-2(b) File No. 825109

7 November 2001

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed is an announcement submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully



Linda Hoon (Ms)
Group Company Secretary

Enclosure

9 Bishan Place #08-00 Junction 8 Singapore 579837
Tel: (65) 356 3119 Fax: (65) 352 2583 Website: http://www.sembcorp.com.sg

MASNET No. 39 OF 07.11.2001
Announcement No. 55

SEMBCORP INDUSTRIES LTD

SEMBWASTE IN JOINT VENTURE TO BUILD ASIA'S FIRST AUTOMATED MATERIALS RECOVERY FACILITY IN SINGAPORE

Singapore, November 7, 2001 SembCorp Waste Management (SembWaste), a wholly-owned subsidiary of SembCorp Industries, has formed a joint venture with Australia-based Visy Recycling to build Asia's first fully automated Materials Recovery Facility (MRF) in Singapore, and to jointly pursue opportunities elsewhere in the region.

Under the terms of the joint venture agreement signed today, SembWaste will take a 60 per cent equity in the joint venture company, SembVisy Recycling (SembVisy), with the remaining 40 per cent to be held by Visy Recycling.

Visy Recycling is a global leader in recycling and is part of Visy Industries, the world's largest privately-owned paper and packaging company.

To be built at an initial cost of S$7 million and employing 60 staff, the MRF will be operational by the third quarter of 2002. For a start, the facility will recover and sort four major recyclable materials namely, paper, metals, plastics and glass. SembVisy expects to recover approximately 100 tonnes of recyclable materials a day, which for now, will be sold to overseas markets. Local waste feed stock will be supplied by SembWaste, which will also provide the local market knowledge while Visy will contribute technical know-how and oversee the sale of recyclable goods.

If the joint venture is able to achieve a critical mass of recyclables, it would then embark on its second phase to develop a post-processing plant. The plant will host plastics, glass and paper processing facilities to convert recycled plastics to resin, produce furnace-ready glass cullet and convert waste paper into cardboard or paper, thus effectively closing the recycling loop.

Through its subsidiary, Semac Recycling, SembWaste has been collecting recyclable materials such as paper, metals, plastics and glass from more than half a million households under a nation-wide

recycling programme initiated by the Singapore government to better manage the country's growing waste problems.

SembVisy's investment in recycling capabilities will expand local recycling activities beyond paper and metals to include glass and paper packaging. It would also create a local market for recyclables, thereby stabilising their trading prices and hence, improve the rate of collection and recovery.

SembWaste's President and Chief Executive Officer Ms Loh Wai Kiew said: "Waste management is becoming an increasingly critical issue for many governments and businesses seeking to reduce adverse environmental impact and lower operational costs. Our move to expand into the recycling business is very timely."

"SembWaste will be able to play a pivotal role in managing the waste stream by considerably reducing the volume of recyclable resources going to the incineration plants and landfill. Through our joint venture with Visy Industries, we hope to promote best waste management practices and grow the recycling business not only in Singapore, but in Asia as well," added Ms Loh.

Visy Recycling Chairman Mr Raphael Geminder said improved recycling would provide substantial environmental, economic and social benefits in Singapore.

"This is an exciting venture and Visy Recycling is thrilled to be part of a new era in recycling for Singapore," Mr Geminder said.

"Visy Recycling has more than 20 years experience in successfully ensuring the efficient recovery of recyclable materials – this means we are expert in deriving economic and environmental benefits from used materials.

"Together we can provide a more sustainable future for waste management and recycling as well as generating environmental benefits and economic value from used materials."

The move by SembVisy to develop the local recycling industry will help Singapore grow into a hub for downstream complementary packaging companies, eventually reducing the manufacturing sector's

reliance on imports of finished reprocessed raw materials and products.

"ENV is pleased with the development of this joint venture by SembWaste and Visy. The proposed sorting and material recovery plant is an important investment in Singapore and comes in very timely to support the National Recycling Programme. By taking the recyclable materials out from the waste stream for recycling, less waste ends up at the incineration plants and landfill, hence easing the pressure for more land for disposal facilities. Recycling also helps to conserve precious natural resources and reduce pollution. This is a positive development that would help to bring us another step nearer our goal of environmental sustainability," said an ENV spokesman.

SembWaste is the largest environmental services company in Singapore, offering total integrated waste management solutions including collection and post-collection of waste, recycling, waste-to-energy incineration, industrial and street cleansing, and environmental engineering and consultancy. It owns a strategic stake in SITA Environmental Solutions, the second largest waste management company in Australia with operations in Sydney, Perth, Canberra, Adelaide and Melbourne.

With assets exceeding AUD $3 billion (S$2.81 billion) and a turnover of AUD $2.5 billion (S$2.34 billion) in year 2000, Visy Industries operates over 100 packaging factories and recycling sites across Australia, New Zealand and the United States.

Media Contact :

Ms Chow Hung Hoeng
Assistant Manager, Group Corporate Relations
SembCorp Industries
Tel: +65 3579 152
Fax: +65 3522 163
Email: chowhh@sembcorp.com.sg

Submitted by Linda Hoon Siew Kin, Group Company Secretary on 07/11/2001 to the SGX